Form N-SAR,
Sub-Item 77Q1(g)

Copies of any merger or consolidation
agreements

Nuveen Global High Income Fund
811-22988

On November 24, 2014 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen Global Income
Opportunities Fund and the Nuveen Diversified
Currency Opportunities Fund were transferred to the Nuveen Global High Income Fund. The circumstances and details of the reorganization as well as a form of copy of the Agreement and Plan of Reorganization (Exhibit D) are contained in the SEC filing on N-14 8C, accession number
0001193125-14-338135, on September 10, 2014,
which materials are herein incorporated by reference.